

05040809

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/04 (MM/DD/YY) AND ENDING 1/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLiney & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin LLC
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



WEAVER & MARTIN

Board of Directors
McLiney and Company

Independent Auditor's Report

We have audited the accompanying balance sheet of McLiney and Company as of January 31, 2005 and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLiney and Company as of January 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin, LLC

March 10, 2005

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney & Company
Balance Sheet
Janaury 31, 2005

Assets		
Current assets:		
Cash	$	466,189
Cash, segregated account		5,030
Inventory		280,793
Interest receivable		2,884
Securities owned at market value		403,552
Refundable income tax		357
Prepaid expense		4,296
Total current assets		1,163,101
Furniture and equipment		100,019
Accumulated depreciation		(74,090)
		25,929
Note receivable		117,700
	$	1,306,730
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	68,500
Accrued liabilities		12,856
Total current liabilities		81,356
Deferred income tax liability		13,625
Commitments:		
Shareholders' equity:		
Common stock-		
Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding		100,000
Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding		5,090
Additional paid-in capital		10,180
Accumulated other comprehensive income		113,808
Retained earnings		1,113,549
		1,342,627
Less treasury stock at cost (10,904 A shares and 3,916 B shares)		(130,878)
Total shareholders' equity		1,211,749
	$	1,306,730

See notes to financial statements.

McLiney and Company
Notes to Financial Statements
January 31, 2005

1. Summary of Significant Accounting Policies

Nature of Operations:
The Company is a broker-dealer, principally in securities of Municipalities, with customers throughout the United States. Management does not believe significant credit risk exists in its sales or receivables.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Furniture and Equipment:
Depreciation is calculated on straight-line and accelerated methods using estimated useful lives of five to ten years.

Securities:
Securities are valued at market and consisted principally of municipal government obligations and marketable securities. The transactions are recorded at the settlement date. As of January 31, 2005, approximately $139,700 of unrealized gains are included in the value of securities owned.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of January 31, 2005, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
Deferred income taxes are provided to reflect the timing differences in recording expense and income for financial statement and tax purposes.

Cash Equivalents:
The Company's cash equivalents consist principally of cash and money market accounts with financial institutions. The investment policy limits the amount of credit exposure of any one financial institution.

Financial Instruments:
The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

2. **Note payable**
The Company has a $5,000,000 line of credit with a bank secured by securities inventory and a personal guarantee of the majority shareholder. Interest is payable monthly at the prime rate. On January 31, 2005 the prime rate was 5.25% and fluctuated between 4.25% and 5.25% during the year then ended. As of January 31, 2005 no funds had been borrowed against the line.

3. **Net Capital Requirements and SIPC Assessment**
The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2005, the Company had a net capital ratio of .0823 to 1.

The annual general assessment reconciliation form (SIPC-7) was waived by the Securities Investor Protection Corporation for the year ended January 31, 2005.

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers.

4. **Pension Plan**
The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed in fiscal 2005 were approximately $28,100.

5. **Income Taxes**
The difference between the statutory tax rate and the effective tax rate results from the surtax exemption, municipal interest income and depreciation.

6. **Commitments**

At January 31, 2005, the Company had entered into when-issued purchase commitments at market for municipal obligations of $572,000 and corresponding when-issued sale commitments of $572,000.

The Company rents office space under a five-year lease. Rent payments for the year ended January 31, 2005 totaled approximately $16,560. Minimum lease payments are $17,100 for fiscal 2006, $17,280 for fiscal year 2007, $17,820 for fiscal year 2008, and $4,500 for fiscal year 2009.

7. **Income Taxes**

The Company's effective income tax rate is lower than would be expected if the federal statutory rate were applied to income before tax, primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes as well as an increase in the deferred tax liability of $13,625 during the year ended January 31, 2005.

The provisions for income tax is composed of the following:

Federal – Current year	$	12,766
Prior years and deferred		18,206
State and local		5,005
Net income tax provision	$	35,977

The Company has capital loss carryforwards of $33,635 as of January 31, 2005, which will be used to offset capital gains in future years.

Deferred tax liabilities consist of the following:

Deferred tax liability:		
Fixed asset depreciation	$	1,600
Unrealized gains on securities		17,071
Capital loss carryforwards		(5,046)
	$	13,625

8. **Related Party Transactions**

Included in notes receivable at January 31, 2005 was a $117, 700 real estate mortgage with an entity composed of shareholders. The note is collateralized by property with interest only payments of 7% due annually. Principal is due December 31, 2006.